Advisory Contract Review

The Board of Trustees met in person on December 17, 2007 to consider the Fund s investment advisory agreement (the Advisory Agreement). At the meeting, the Board reviewed and considered information about the proposed fees and expenses. The Trustees, including a majority of the Trustees, who are not interested persons (as defined in the 1940 Act) of any party to the Advisory Agreement or any of their affiliates, approved the Advisory Agreement. As a result of the March 2008 announcement that JPMorgan Chase & Co. (JPMorgan) would acquire The Bear Stearns Companies, Inc. (the parent of the Advisor), on March 24, 2008, the Board of Trustees approved a new Advisory Agreement, which was identical in all respects except for the effective date. Before the December 17, 2007 meeting, the Trustees requested and evaluated extensive materials from the Advisor, including expense information compiled by Lipper, Inc. (Lipper), an independent consultant that provides investment company data. The Trustees consulted with counsel to the Trust, special regulatory counsel to the Trust, and independent legal counsel to the Independent Trustees. The Trustees also discussed the Advisory Agreement in executive session with independent counsel, at which no representatives of the Advisor were present.
The Trustees did not consider any single factor as determinative. The Trustees determined that the overall arrangement between the Fund and the Advisor, as provided in the Advisory Agreement, was fair and reasonable and that the approval of the Advisory Agreement was in the best interests of the Fund and its future shareholders.

Nature, Extent and Quality of Services to be Provided by the Advisor

The Trustees received and considered information regarding the nature, extent and quality of the services to be provided to the Fund under the Advisory Agreement. The Trustees considered the background and experience of the Advisor s senior management and expertise of, and the amount of attention to be given to the Fund by, investment personnel of the Advisor. In addition, the Trustees reviewed the qualifications, backgrounds and responsibilities of the portfolio management team primarily responsible for the day-to-day management of the Fund and the infrastructure supporting the team. The Trustees also considered the quality of the material service providers to the Fund, who would provide administrative and distribution services on behalf of the Trust. The Board of Trustees also considered its knowledge of the nature and quality of the services provided by the Advisor to the Fund gained from their experience as Trustees of the Fund during this inception period. In addition, they considered the overall reputation and capabilities of the Advisor and its affiliates, the commitment of the Advisor to provide high quality service to the Fund, their overall confidence in the Advisor and its responsiveness to questions and concerns raised by the Trustees. In March 2008, the Trustees also considered the capabilities of JPMorgan and its anticipated oversight of the Advisors operations.
Based on these considerations and other factors, the Trustees concluded that they were satisfied with the nature, extent and quality of the investment advisory services to be provided to the Fund by the Advisor.

Costs of Services to be Provided and Profitability to the Advisor

At the request of the Trustees, the Advisor provided information regarding the profitability to the Advisor in providing services to the Fund. The Trustees reviewed and discussed this data. The Trustees recognized that this data was not audited and represented the Advisor s projections of revenues to be derived from the contractual services to be provided to the Fund, less anticipated expenses of providing such services. Expenses included direct and indirect costs and were calculated using an allocation methodology developed by the Advisor.
The Trustees noted that the Advisory Agreement provided that the Advisor would assume liability for many costs that are typically paid by registered investment companies directly, including, for example, fees of various service providers. The Trustees also noted that the Advisor had agreed to reimburse the Fund to the extent that the Funds total expenses (other than certain extraordinary expenses) exceeded an amount equal to 35 basis points of the Funds average annual daily net assets. The Trustees considered that the Fund was the first of its kind, and that the Advisor invested a large amount of capital in developing the Fund. The Trustees acknowledged that the Advisor would not realize any meaningful profits unless and until the Fund s assets increased substantially, which was not expected to occur in the immediate future.

Fall-Out Benefits

The Trustees reviewed information regarding potential fall-out or ancillary benefits received by the Advisor and its affiliates as a result of their relationship with the Fund. The Trustees considered that the desirability of an enhanced income actively managed ETF could benefit the Advisor because it would retain in house assets that might otherwise be invested in a money market fund (the
Advisor does not currently provide a money market fund).
The Trustees concluded, however, that this fall out benefit is not measurable.

Economies of Scale

The Trustees noted that the proposed investment advisory fee schedule did not contain any breakpoints. In December 2007, the Trustees considered whether it would be appropriate to add advisory fee breakpoints and the Trustees concluded that the proposed fees were reasonable in light of the unified fee structure that the Advisor proposed to limit the overall net expense ratio at competitive levels. In March 2008, the Trustees concluded that the fee structure was reasonable in light of the fact that the Advisor was contractually obligated to reimburse the Fund for certain operating expenses through April 30, 2009. The Trustees concluded that shareholders benefited from the lower expense ratio which resulted from these factors. The Trustees noted that under the Advisory Agreement, the Advisor was responsible to pay many expenses that registered investment companies typically bear themselves.

Fees Relative to the Advisor s Other Clients

The Trustees received and considered information about the nature, extent and quality of services and fee rates offered to other clients of the Advisor for comparable services.
The
Trustees also considered the complexity of investment management for the Fund relative to the Advisor s other clients and the differences in the nature, extent and quality of the services provided to the different clients. The Trustees noted that the fee rates charged to the Fund in comparison to those charged to the Advisors other clients were reasonable.

Investment Performance

The Trustees did not consider the Fund s investment performance in December 2007 because the Fund had not yet commenced operations. In March 2008, the Trustees did not consider the
Fund s investment performance because the Fund had just recently commenced operations and had not yet begun to publicly offer its shares.